January 16, 2007


Mr. William Thompson
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

By Edgar, Facsimile and Overnight Mail


     Re:  Brown-Forman Corporation
          Form 10-K for Fiscal Year Ended April 30, 2006
          Form 10-Q for Fiscal Quarter Ended October 31, 2006
          Filed June 29, 2006 and December 7, 2006
          File No. 2-26821


Dear Mr. Thompson:

We have reviewed your follow-up letter dated January 3, 2007, and respond as follows to your comments and requests for additional information.


                 FORM 10-K FOR FISCAL YEAR ENDED APRIL 30, 2006


Comment No. 1

Note 18.  Other Income, page 65

Staff Comment: We note your response to comment 6 in our letter dated December 12, 2006. Please tell us in detail what consideration you gave to recording the interest in Swift & Moore surrendered by Pernod Ricard as a purchase at fair value in a manner similar to a step acquisition. In that regard, it appears to us that purchase accounting should be applied in the consolidation of the 50% interest in the net assets of S&M that was previously owned by Pernod Ricard. Please refer to paragraph 14 of SFAS 141. In addition, tell us your estimate of the fair value of the assets and liabilities of S&M at the date the interest was surrendered.

Registrant Response: Swift & Moore ("S&M") was a partnership of perpetual duration in which Brown-Forman and Pernod-Ricard were each 50% owners. Pursuant to a shareholders' agreement executed at the time Swift & Moore was formed in 1999, a partner wishing to withdraw from the partnership was required to (i) surrender its shares in the company for cancellation and (ii) pay an exit fee. Therefore, in 2006, the departing Pernod-Ricard paid the $25 million exit fee to Brown-Forman and its shares in Swift & Moore were cancelled. Brown-Forman did not "purchase" Pernod-Ricard's interest; rather that interest was cancelled, leaving Brown-Forman as the entity's sole owner.

Thus, there was no purchase or acquisition cost involved in obtaining Pernod Ricard's interest in S&M. As a result, management did not believe it appropriate to apply purchase accounting to this transaction. We believe that doing so would have mischaracterized this transaction as an acquisition when instead Pernod Ricard surrendered its interest in S&M and terminated its distribution agreement with S&M. In order to reflect the net assets received by Brown-Forman (which consisted primarily of monetary assets and liabilities in the company's financial statements), we recorded the book value of Pernod Ricard's surrendered interest in Swift & Moore. The fair value of such assets and liabilities at the date their interest was surrendered was $29.5 million and $26.4 million, respectively. We believe that our accounting was appropriate in light of the facts and circumstances.

However, in response to your comment, we have assessed how our accounting would have differed had we applied purchase accounting to this event. In that case, we would have recorded an approximate $1.9 million extraordinary gain in accordance with SFAS 141 paragraph 45 as compared to the $2.1 million gain we actually recorded. Management does not consider the difference to be material to Brown-Forman's consolidated financial statements. Further, as net income of Brown-Forman in the quarter in which the event occurred was $121 million ($320 million for the fiscal year), we do not consider the amount to be material for purposes of classifying this gain as extraordinary on the face of our income statement.


               FORM 10-Q FOR FISCAL QUARTER ENDED OCTOBER 31, 2006


Comment No. 2

Note 11.  Acquisition of Chambord Liqueur, page 11

Staff Comment: We note your response to comment 7 in our letter dated December 12, 2006 and the proposed revisions to your disclosure. Please tell us the procedures you used to identify intangible assets that meet the criteria for recognition apart from goodwill. Please also tell us whether you assigned any amounts to customer-related intangible assets. Please also tell us how your valuations of customer-related intangible assets incorporate assumptions that marketplace participants would use in making estimates of fair value. Please refer to SFAS 141 and EITF 02-17.

Registrant Response: In order to identify any intangibles that met the criteria for recognition apart from goodwill, we first reviewed Appendix A of SFAS 141, which discusses and provides examples of such assets. In applying that guidance to the acquisition of Chambord, we noted that the acquisition included certain intangible assets, including the Chambord brand name and trademarks, customer relationships, and a non-compete agreement between Brown-Forman and the former owner of Chambord. However, we determined that the Chambord brand name and trademarks were the only intangible assets (excluding goodwill) that provided value to Brown-Forman and thus required valuation. No values were assigned to the other intangible assets.

Regarding customer-related intangibles, the acquisition included the existing customer relationships that Chambord had with its distributors throughout the world. However, due to Brown-Forman's superior distributor network, management determined that Chambord would be distributed through Brown-Forman's network as soon as possible following the acquisition. Since the acquisition, Brown-Forman has canceled or is in the process of canceling all of the Chambord distribution agreements that existed at the acquisition date. All agreements have been or are expected to be canceled shortly. Therefore, no value was attributed to Chambord's existing customer relationships.

The acquisition also included a non-compete agreement between Brown-Forman and the former owner of Chambord. However, the non-compete agreement is exclusive to the manufacturing of a black-raspberry liqueur, which is a relatively small niche market. Further, a competitor has recently entered this market with very limited success. Based upon these factors, we determined that it would be extremely unlikely that the former owner of Chambord could enter this niche market and significantly affect the sales and profits of the Chambord brand. This is especially true given the larger distribution channel that Brown-Forman will apply to the Chambord brand. Accordingly, no value was attributed to this non-compete agreement.

If you have any questions regarding these responses, please direct them to me at
(502) 774-7841 or, in my absence, to Jane Morreau, Senior Vice President and Controller at (502) 774-7165.

Sincerely,



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President
and Chief Financial Officer




cc:  Anthony Watson